                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                       AMERICA ONLINE LATIN AMERICA, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    02365B100
                                 (CUSIP Number)


                            Joan Burton Jensen, Esq.
                               Finser Corporation
                                550 Biltmore Way
                             Coral Gables, FL 33134
                            Telephone: (305) 442-3452

                                    Copy to:

                            Guilford W. Gaylord, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                               New York, NY 10005
                           Telephone: (212) 530-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 11, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of 13(d)-1(g), check the following box |_|.


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 2 of 16 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Riverview Media Corp.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           101,803,960  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      -0-
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           101,298,406 (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,803,960 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,740,834  (See Item 2(a) below)              /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%(1)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

--------
(1) Based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 81.0%.

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 3 of 16 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Gustavo A. Cisneros
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             OO (See Item 3 below)
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Venezuela
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           60,000  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY          8       SHARED VOTING POWER
               OWNED BY                    101,803,960 (See Item 5 below)
                 EACH          -------------------------------------------------
               REPORTING           9       SOLE DISPOSITIVE POWER
                PERSON                     60,000 (See Item 5 below)
                 WITH          -------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           101,298,406 (See Item 5 below)
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,863,960 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,740,834  (See Item 2(a) below)                /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%(2)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

--------
(2) Based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 81.0%.

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 4 of 16 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Ricardo J. Cisneros
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             OO (See Item 3 below)
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Venezuela
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           60,000  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      101,803,960 (See Item 5 below)
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           60,000 (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           101,298,406 (See Item 5 below)
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,863,960 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,740,834  (See Item 2(a) below)                /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%(3)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

--------
(3) Based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 81.0%.

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by Riverview Media Corp. ("Riverview"), Gustavo A. Cisneros ("GAC") and Ricardo J. Cisneros ("RJC", and together with GAC and Riverview, the "Reporting Persons"), each individually and as a member of a "group" (as such term is defined pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended), which has been deemed to have been formed by the Reporting Persons and America Online, Inc., a Delaware corporation ("AOL"). As of the date hereof, AOL beneficially owns (i) 4,000,000 shares of Class A Common Stock, (ii) 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), which represents all of such stock outstanding, (iii) warrants to purchase 16,642,500 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), and (iv) currently exercisable options to purchase 240,000 shares of Class A Common Stock. Series B Preferred Stock is convertible into Class B Common Stock at any time on a one share for one share basis, which such Class B Common Stock is convertible into Class A Common Stock at any time on a one share for one share basis. The Reporting Persons disclaim any beneficial ownership of any AOL-LA securities owned directly or indirectly by AOL.

         (b) The address of Riverview's principal business is 325 Waterfront Drive, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The business address of GAC and RJC is c/o Venevision, Final Avenida La Salle, Edificio Venevision, Urbanivacion Colina de los Caobos, Caracas, Venezuela.

         (c) See Item 2(b). Riverview is a passive holding company.

                  GAC has been a member of AOL-LA's Board of Directors (the "Board") since January 2000. For more than the last five years, GAC has overseen the management and operations of the Cisneros Group of Companies, a group of companies and joint ventures (including Riverview) that are associated with GAC and RJC and their families (the "Cisneros Group"), and is an executive officer and director of many of its constituent companies. GAC, together with members of his family, or trusts established for their benefit, owns direct or indirect beneficial interests in the companies forming the Cisneros Group. GAC is a director of Spalding Holdings Corporation, RSL Communications Ltd., Pueblo Xtra International, Inc. and Panamerican Beverages, Inc.

                  RJC has been a member of the Board since January 2000. For more than the last five years, RJC has served as an executive officer and a director of a number of the companies within the Cisneros Group, including Venevision and Operadora Sercra C.A.

         (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Riverview is an international business company organized under the laws of the British Virgin Islands. GAC and RJC are citizens of Venezuela.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

         Prior to August 7, 2000, the effective date of AOL-LA's initial public offering of its Class A Common Stock (the "Offering"), the business of AOL-LA was conducted by affiliates of AOL Latin America, S.L. AOL Latin America, S.L. is a limited liability company that was organized in Spain in December 1998. AOL Latin America, S.L. was formed by AOL and the Cisneros Group, as a joint venture in which:

         (i) AOL contributed royalty free license rights and other rights and services in exchange for its ownership interest (such contribution was recorded at AOL's historical cost basis, which was zero); and

         (ii) the Cisneros Group contributed an aggregate amount of approximately $100.1 million in exchange for its ownership interest.

         In addition, AOL and the Cisneros Group each contributed $32.5 million to AOL-LA through July 2000, and each is obligated to contribute to AOL-LA an additional $17.5 million by December 31, 2000.

         Immediately before the effectiveness of the Offering, AOL-LA became the holding company of, and indirectly acquired all of, AOL Latin America, S.L. and its affiliates through a corporate reorganization (the "Reorganization"). Pursuant to the Reorganization, (i) AOL and the Cisneros Group exchanged their ownership interests in the two holding companies that owned AOL Latin America, S.L. and its affiliates for 101,858,334 shares of Series B Preferred Stock and 99,861,910 shares of AOL-LA's Series C Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), respectively; and (ii) AOL-LA issued a warrant to AOL (the "AOL Warrant") to purchase 16,642,500 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock at a per share exercise price equal to the Offering price of $8.00. AOL did not pay any additional consideration to AOL-LA upon the issuance and delivery of the AOL Warrant to AOL.

         In addition, on August 11, 2000, each of AOL and the Cisneros Group purchased 4,000,000 shares of Class A Common Stock in the Offering at the $8.00 Offering price. The Cisneros Group purchased its shares using funds from its working capital.

         Currently, no shares of Class B Common Stock or Class C Common Stock, par value $0.01 per share ("Class C Common Stock"), are outstanding. For the purposes hereof, the term "B Stock" refers collectively to Series B Preferred Stock and Class B Common Stock, and the term "C Stock" refers collectively to Series C Preferred Stock and Class C Common Stock.

         Upon the effectiveness of the Offering, the Cisneros Group (i) converted 2,057,950 shares of Series C Preferred Stock into Class A Common Stock and gifted such Class A Common Stock to current and former employees of the Cisneros Group, and (ii) gifted 505,554 shares of Series C Preferred Stock to the children of GAC and RJC, which shares are the subject of the Voting Agreement and Irrevocable Proxy discussed in Item 5(b). Upon the effectiveness of the Offering, GAC and RJC were each granted immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

         The Cisneros Group's purchase, on August 11, 2000, of 4,000,000 shares of Class A Common Stock in the Offering was part of a broader investment history with AOL-LA that included the Reorganization.

         As one of the founders of AOL-LA, the Cisneros Group, along with AOL, exercises its control over AOL-LA through several instruments and agreements, including (i) a Stockholders' Agreement, dated as of August 7, 2000, among AOL, Riverview and AOL-LA (the "Stockholders' Agreement"); (ii) a Registration Rights and Stockholders' Agreement (the "Banco Itau Registration Rights Agreement"), dated as of August 7, 2000, among AOL-LA, Banco Itau S.A. ("Banco Itau"), and Banco Itau's affiliate, Banco Banerj S.A.; (iii) AOL-LA's Restated Certificate of Incorporation (the "Charter"); and (iv) AOL-LA's Restated By-laws (the "By-laws").

         The Stockholders' Agreement contains various provisions that will affect the way AOL-LA operates its business and governs many important aspects of the relationships among AOL, AOL-LA and the Cisneros Group.

         Pursuant to the Stockholders' Agreement, AOL and Riverview agreed to vote all of their shares of AOL-LA capital stock, which as of August 7, 2000 collectively represented 97.43% of the voting power of AOL-LA's outstanding capital stock, to elect the four directors nominated by the Special Committee (as defined below in this Item 4) for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together. In addition, under the Banco Itau Registration Rights Agreement, AOL and Riverview agreed to vote their shares of AOL-LA capital stock in favor of an individual nominated by Banco Itau to serve as one of the above-mentioned four directors.

         The Stockholders' Agreement also states that AOL and Riverview may admit one or more additional principal stockholders to AOL-LA. Any such additional stockholder would either receive new shares of AOL-LA capital stock or would acquire shares owned by AOL or Riverview. If such new stockholder is a Strategic Partner (as such term is defined in the Stockholders' Agreement, a copy of which is included as Exhibit 2 to this Schedule 13D), Riverview's ownership interest in AOL-LA will be reduced at a disproportionately greater rate than AOL's ownership interest in AOL-LA. To achieve the reduction, for example, either AOL-LA or AOL could purchase shares held by Riverview at their then fair market value.

         Pursuant to the Charter, holders of Class A Common Stock are each entitled to one vote per share, while holders of B Stock and C Stock are each entitled to ten votes per share and have been granted the exclusive right to vote on a number of significant provisions of the Charter and the By-laws.

         The actions set forth below require a majority vote of B Stock and C Stock, each voting separately as a class.

                  (a) amending or repealing the provisions of the Charter relating to (i) the expansion of AOL-LA's business beyond PC-, TV- or wireless-based services, (ii) the extent to which AOL-LA's stockholders, including AOL and the Cisneros Group, may compete with AOL-LA for business, (iii) access to corporate opportunities that may be taken by AOL and the Cisneros Group, (iv) the limitation of AOL's and the Cisneros Group's liability to AOL-LA if AOL and the Cisneros Group successfully obtain AOL-LA's corporate opportunities, (v) AOL-LA's indemnification of AOL and the Cisneros Group, as well as any of their officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, if they incur damages for lawsuits based on claims that they breached their fiduciary duty to AOL-LA by appropriating AOL-LA's corporate opportunities, (vi) the terms of AOL-LA's authorized capital stock, including voting, dividend and conversion rights, (vii) the election and removal of AOL-LA's directors, (viii) the Special Committee, and (ix) the initiation of litigation that is adverse to either AOL or the Cisneros Group;

                  (b) amending the provisions of the By-laws, as they relate to the Board and its committees and the indemnification of AOL-LA's officers and directors; and

                  (c) unless otherwise required under Delaware law or waived by holders of a majority of the outstanding shares of B Stock or C Stock, approving (i) mergers and acquisitions, (ii) any issuance of, or change in, any of AOL-LA's capital stock, (iii) the transfer of any of AOL-LA's material assets, (iv) the establishment of any subsidiary or any material change in a subsidiary's business, (v) the adoption and modification of business plans, (vi) AOL-LA's establishment or amendment of any significant investment or cash management policy,
         (vii) AOL-LA's discontinuance of any material business activity, (viii) AOL-LA's entering into any partnership, joint venture or consortium,
         (ix) AOL-LA's entering into agreements outside the ordinary course of its business, and (x) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose an involuntary filing for bankruptcy.

         For as long as any shares of B Stock or C Stock remain outstanding, the holders of Class A Common Stock and the Board will have no voting rights on the matters set forth in item (a) above, unless required under Delaware law.

         The voting rights for the election of the 14 members of the Board are as follows: (a) the holders of B Stock are entitled to elect five directors (each a "Class B Director"), (b) the holders of C Stock are entitled to elect five directors (each a "Class C Director"), and (c) the holders of all shares of AOL-LA's outstanding capital stock, voting together as a single class, are entitled to elect the remaining four directors (each a "Class A Director"). Banco Itau is entitled to nominate one of these four Class A Directors.

         Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

         (a) amendments to the Charter and By-laws;

         (b) amendments to the Stockholders' Agreement;

         (c) mergers and acquisitions;

         (d) any issuance of, or change in, any capital stock of AOL-LA;

         (e) the transfer of any material assets of AOL-LA;

         (f) loans by AOL-LA in excess of $50,000;

         (g) capital expenditures in excess of $50,000;

         (h) borrowings by AOL-LA in excess of $50,000;

         (j) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

         (k) the admission of additional Strategic Partners;

         (l) the launce by AOL-LA of AOL-branded TV-and wireless-based online services in Latin America, as well as any agreements between AOL-LA and third parties that relate to these launches;

         (m) the adoption and modification of business plans;

         (o) the establishment of any subsidiary or any material change in a subsidiary's business;

         (p) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to either AOL or the Cisneros Group;

         (q) AOL-LA's establishment of, or any significant modification to, any siginifcant investment or cash mamagement policies;

         (r) AOL-LA's discontinuance of any material business activity;

         (s) AOL-LA's entering any partnership, joint venture or consortium;

         (t) AOL-LA's issuance of press releases contianing material non-public information;

         (u) AOL-LA's entering into agreements outside of the ordinary course of its business;

         (v) the approval of the final annual audited consolidated financial statements of any subsidiary;

         (w) AOL-LA's fiking for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

         (x) adoption or amterial amendment to nay employee benefit or exeutive compensation plan or severence payment; and

         (y) hiring or firing any personal with an annual salary in excess of $100,000 or increasing their compensation above $100,000.



         In addition, any amendment to the Charter, other than those over which the holders of B Stock and C Stock have exclusive voting rights, must be approved by the affirmative vote of 75% of the voting power of AOL-LA's outstanding capital stock. Amendments that would adversely alter or change the powers, preferences or special rights of any class or series of AOL-LA's capital stock must also be approved by the affirmative vote of the holders of a majority of the outstanding shares of B Stock and C Stock, each voting separately as a class.

         Further, the By-laws may be amended by a majority vote of the Board, subject to the prior approval by the Special Committee. Unless the holders of B Stock or C Stock have exclusive rights to vote on the amendment, the By-laws may also be amended after obtaining the following: (i) the affirmative vote of a majority of the voting power of all of AOL-LA's capital stock, voting as a single class,
(ii) the affirmative vote of a majority of the B stock voting together as a single class, but only if a Class B Director is entitled to be a member of the Special Committee, and (iii) the affirmative vote of a majority of the C Stock, voting together as a single class, but only if a Class C Director is entitled to be a member of the Special Committee.

         References to, and descriptions of, the Stockholders' Agreement, Registration Rights Agreement, Banco Itau Registration Rights Agreement, Charter and By-laws as set forth above in this Item 4 are qualified in their entirety by reference to the copies of such documents are incorporated herein by reference as Exhibits 2, 3, 4, 5 and 7, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

         As a result of the Reorganization and the closing of the Offering that immediately following, the Reporting Persons' complete interest in AOL-LA was effected within the 60 days that preceded the date hereof.

(a) As of the date hereof, Riverview, GAC and RJC each beneficially owns (i) 4,000,000 shares of Class A Common Stock that Riverview purchased in the Offering on August 11, 2000 and (ii) 97,803,960 shares of Series C Preferred Stock that Riverview received in the Reorganization (including 505,554 shares owned by children of GAC and RJC as to which Riverview has voting power as described in Item 5(b)), which Series C Preferred Stock represents all of the Series C Preferred Stock issued and outstanding. Shares of Series C Preferred Stock are convertible into Class C Common Stock at any time on a one share for one share basis, which Class C Common Stock is convertible into Class A Common Stock at any time on a one share for one share basis. GAC and RJC each beneficially owns a one-half interest in Riverview. In addition, GAC and RJC each beneficially owns immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

                  Assuming the conversion of the 97,803,960 shares of Series C Preferred Stock into Class A Common Stock, Riverview beneficially owns 64.2% of the outstanding Class A Common Stock. Assuming the conversion of the 97,803,960 shares of Series C Preferred Stock into Class A Common Stock, and the exercise of his option to purchase 60,000 shares of Class A Common Stock, GAC beneficially owns 64.2% of the outstanding Class A Common Stock. Assuming the conversion of the 97,803,960 shares of Series C Preferred Stock into Class A Common Stock, and the exercise of his option to purchase 60,000 shares of Class A Common Stock, RJC beneficially owns 64.2% of the outstanding Class A Common Stock. All percentages herein are based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by AOL-LA in Amendment No. 13 to its Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000 (the "Effective Registration Statement").

                  Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, Riverview, GAC and RJC may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by Banco Itau, Itau Bank, Ltd., a Cayman Limited Liability Company and wholly-owned subsidiary of Banco Itau, and Ricardo Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"). As reported in the Effective Registration Statement, the Banco Itau Reporting Persons beneficially own 31,760,000 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal), or approximately 11.1% of the 286,090,418 issued and outstanding shares of Class A Common Stock (assuming the conversion of all issued and outstanding shares of capital stock convertible into, and the exercise of all issued and outstanding warrants and options to acquire, shares of Class A Common Stock). Riverview, GAC and RJC each disclaims beneficial ownership of any such securities of the Banco Itau Reporting Persons owned directly or indirectly by the Banco Itau Reporting Persons.

         (b) Riverview has the sole power to vote 101,803,960 shares of Class A Common Stock (assuming the conversion of 97,803,960 shares of Series C Preferred Stock). GAC and RJC share the power to vote 101,803,960 shares of Class A Common Stock (assuming the conversion of 97,803,960 shares of the Series C Preferred Stock) through their shared control of Riverview. Such shares include the 505,554 shares owned by the children of GAC and RJC as to which Riverview has voting power pursuant to a Voting Agreement and Irrevocable Proxy with all such children. GAC has the sole power to vote and dispose of 60,000 shares of Class A Common Stock (assuming the exercise of his option to purchase such shares). RJC has the sole power to vote and dispose of 60,000 shares of Class A Common Stock (assuming the exercise of his option to purchase such shares). Riverview has the sole power to dispose of 101,298,406 shares of Class A Common Stock (assuming the conversion of 97,803,960 shares of Series C Preferred Stock). GAC and RJC share the power to dispose of 101,298,406 shares of Class A Common Stock (assuming the conversion of 97,803,960 shares of Series C Preferred Stock) through their shared control of Riverview.

         (c) See Item 3.

         (d) The children of GAC and RJC have the power to dispose of an aggregate of 505,554 shares of Series C Preferred Stock, and each child has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his or her shares. All such shares are the subject of a Voting Agreement and Irrevocable Proxy discussed in Item 5(b).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

         In addition, reference is made to (i) the Underwriting Agreement, dated as of August 7, 2000 (the "Underwriting Agreement"), by and among AOL-LA, AOL, Riverview, Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, the underwriters of the Offering, pursuant to which, among other things, Riverview agreed not to dispose of its shares of Class A Common Stock or any securities convertible into or exercisable for Class A Common Stock for a period of 180 days from the date of such letter, subject to certain exceptions; and (ii) the Registration Rights Agreement, dated August 7, 2000, by and among AOL-LA, AOL and Riverview, pursuant to which AOL and Riverview were


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
granted rights to cause AOL-LA to register shares of Class A Common Stock issued to them upon conversion of their shares of B Stock and C Stock, respectively, and in the case of AOL, upon exercise of the AOL Warrant (the "Registration Rights Agreement").

         References to, and descriptions of, the Underwriting Agreement and the Registration Rights Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of such documents included as Exhibits 7 and 8 to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.



         To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Reporting Persons.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Description

1. Joint Filing Agreement among the Reporting Parties, dated August 21, 2000, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2. Stockholders' Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc. and Riverview Media Corp. (confidential treatment granted; filed as Exhibit 10.2 to Amendment No. 12 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 3, 2000 and incorporated herein by reference).

3. Registration Rights and Stockholders' Agreement, dated as of August 7, 2000, by and among America Online Latin America, Inc., Banco Itau S.A. and Banco Banerj S.A. (filed as Exhibit 10.15 to Amendment No. 6 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000 and incorporated herein by reference).

4. America Online Latin America, Inc.'s Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

5.            America Online Latin America, Inc.'s Restated By-laws (filed as
              Exhibit 3.2 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

6. Voting Agreement and Irrevocable Proxy, dated as of August 7, 2000, by and among America Online Latin America, Inc., Riverview Media Corp. and the children of

              GAC and RJC (filed as Exhibit 9.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

7. Registration Rights Agreement, dated as of August 7, 2000, by and among America Online Latin America, Inc., America Online, Inc. and Riverview Media Corp. (filed as Exhibit 10.4 to Amendment No. 2 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on March 14, 2000 and incorporated herein by reference).

8. Underwriting Agreement, dated as of August 7, 2000, by and between America Online Latin America, Inc. America Online, Inc., Riverview Media Corp., Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated (filed as Exhibit 1.1 to Amendment No. 11 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by reference).


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
                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2000

                                     RIVERVIEW MEDIA CORP.


                                     By:
                                         -------------------------
                                     Name:
                                     Title:


                                      /s/ Gustavo A. Cisneros
                                     -----------------------------
                                          Gustavo A. Cisneros


                                      /s/ Ricardo J. Cisneros
                                     ------------------------------
                                          Ricardo J. Cisneros


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